UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Canadian Solar Inc.
(Name of Issuer)

Common Shares with no par value
(Title of Class of Securities)

136635109
(CUSIP Number)

April 17, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM/SP Funding, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,523,366 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,523,366
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (2)
12.	Type of Reporting Person (See Instructions) (OO)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,765,792 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013 and 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SkyPower Services, ULC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 117,669 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,669
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) (FI)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 43,360,095 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013 and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SkyPower Canada Holdings, Sárl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 117,669 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,669
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) (FI)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 43,360,095 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013 and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SkyPower Canada Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 117,669 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,669
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) (FI)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 43,360,095 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013 and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM/SP Solutions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 117,669 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,669
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) (OO)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 43,360,095 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013 and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SkyPower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (OO)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Infrastructure Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%% (2)
12.	Type of Reporting Person (See Instructions) (PN)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Infrastructure GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (OO)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (PN)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (CO)
____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (OO)

____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

CUSIP No. 136635109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,641,035 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,641,035
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) (HC)

____________________
(1) Represents shares issuable upon exercise of warrants exercisable on or after June 15, 2013 and on or before June 15, 2017.  Pursuant to a voting agreement among Canadian Solar, Inc., Shawn Qu and the Reporting Persons who directly own warrants, each such Reporting Person agreed to vote any shares issuable upon exercise of the warrants as Mr. Qu directed on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto and thereby irrevocably divested itself of voting power.

(2) Based on 46,883,461 shares of common stock outstanding, which includes 43,242,426 shares of common stock outstanding as of December 31, 2012 as reported in the Annual Report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 26, 2013, 3,523,366 shares that may be purchased pursuant to the warrants beneficially owned by CIM/SP Funding, LLC and 117,669 shares that may be purchased pursuant to the warrants beneficially owned by SkyPower Services, ULC.

Item 1.	(a)	Name of Issuer

Canadian Solar, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

No. 199 Lushan Road Suzhou New District Suzhou, Jiangsu 215129 People’s Republic of China

Item 2.	(a)	Name of Person Filing

CIM/SP Funding, LLC, a Delaware limited liability company (“CIM Funding”), SkyPower Services, ULC, an Alberta unlimited liability company (“SkyPower Services”), SkyPower Canada Holdings, Sárl (“SkyPower Luxembourg”), a Luxembourg société à responsabilité limitée, SkyPower Canada Holdings, a Cayman Islands exempted company (“SkyPower Canada”), CIM/SP Solutions, LLC, a Delaware limited liability company (“CIM Solutions”), SkyPower Holdings, LLC, a Delaware limited liability company (“SkyPower Holdings”), CIM Infrastructure Fund, LP, a Delaware limited partnership (“CIM IF”), CIM Infrastructure GP, LLC, a California limited liability company (“CIM IF GP”), CIM Group, LP, a California limited partnership (“CIM Group”), CIM Management, Inc., a California corporation (“CIM Management”), CIM Group, LLC, a Delaware limited liability company (“CIM GP”), and CIM Holdings, LLC, a Delaware limited liability company (“CIM Holdings”).  CIM Funding, SkyPower Services, SkyPower Luxembourg, SkyPower Canada, CIM Solutions, SkyPower Holdings, CIM IF, CIM IF GP, CIM Group, CIM Management, CIM GP and CIM Holdings are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of CIM Funding is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM Funding is a Delaware limited liability company.

The principal business address of SkyPower Services is 2400, 525-8 Avenue SW, Calgary, Alberta T2P 1G1. SkyPower Services is an Alberta unlimited liability company.

The principal business address of SkyPower Luxembourg is First Canadian Place, 100 King Street West, 30th Floor, Toronto, Ontario, Canada M5X 1C9. SkyPower Luxembourg is a Luxembourg société à responsabilité limitée.

The principal business address of SkyPower Canada is First Canadian Place, 100 King Street West, 30th Floor, Toronto, Ontario, Canada M5X 1C9. SkyPower Canada is a Cayman Islands exempted company.

The principal business address of CIM Solutions is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM Solutions is a Delaware limited liability company.

The principal business address of SkyPower Holdings is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. SkyPower Holdings is a Delaware limited liability company.

The principal business address of CIM IF is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM IF is a Delaware limited partnership.

The principal business address of CIM IF GP is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM IF GP is a California limited liability company.

The principal business address of CIM Group is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM Group is a California limited partnership.

The principal business address of CIM Management is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM Management is a California corporation.

The principal business address of CIM GP is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM GP is a Delaware limited liability company.

The principal business address of CIM Holdings is 6922 Hollywood Blvd., Suite 900, Hollywood, California 90028. CIM Holdings is a Delaware limited liability company.

(d) Title of Class of Securities

Common Shares with no par value

(e) CUSIP Number:

136635109

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
				Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
CIM/SP Funding, LLC	7.5%	3,523,366	0	0	3,523,366	0
SkyPower Services, ULC	0.3%	117,669	0	0	117,669	0
SkyPower Canada Holdings, Sárl	0.3%	117,669	0	0	117,669	0
SkyPower Canada Holdings	0.3%	117,669	0	0	117,669	0
CIM/SP Solutions, LLC	0.3%	117,669	0	0	117,669	0
SkyPower Holdings, LLC	7.8%	3,641,035	0	0	3,641,035	0
CIM Infrastructure Fund, LP	7.8%	3,641,035	0	0	3,641,035	0
CIM Infrastructure GP, LLC	7.8%	3,641,035	0	0	3,641,035	0
CIM Group, LP	7.8%	3,641,035	0	0	3,641,035	0
CIM Management, Inc.	7.8%	3,641,035	0	0	3,641,035	0
CIM Group, LLC	7.8%	3,641,035	0	0	3,641,035	0
CIM Holdings, LLC	7.8%	3,641,035	0	0	3,641,035	0
_______________

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013
Date

CIM/SP Funding LLC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

SkyPower Services, ULC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Director

SkyPower Canada Holdings, Sárl

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Type A Manager

SkyPower Canada Holdings

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Director

CIM/SP Solutions, LLC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

SkyPower Holdings, LLC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

CIM Infrastructure Fund, LP

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

CIM Infrastructure GP, LLC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

CIM Group, LP
By: CIM Management, Inc., its General Partner

By:	/s/ Eric Rubenfeld
	Name:	Eric Rubenfeld
	Title:	Vice President

CIM Management, Inc.

By:	/s/ Eric Rubenfeld
	Name:	Eric Rubenfeld
	Title:	Vice President

CIM Group, LLC

By:	/s/ Eric Rubenfeld
	Name:	Eric Rubenfeld
	Title:	Vice President

CIM Holding, LLC

By:	/s/ Kelly Eppich
	Name:	Kelly Eppich
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)